UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Report on Form 6-K contains the following:

1.	A Stock Exchange Announcement dated 1 August 2023 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 1 August 2023 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’.

3.	A Stock Exchange Announcement dated 2 August 2023 entitled ‘NATIONAL ROAMING AGREEMENT WITH 1&1 IN GERMANY’.

4.	A Stock Exchange Announcement dated 4 August 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

5.	A Stock Exchange Announcement dated 9 August 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

6.	A Stock Exchange Announcement dated 10 August 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

7.	A Stock Exchange Announcement dated 17 August 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’ Amending the announcement on the 10 August.

RNS Number : 7995H

Vodafone Group Plc

01 August 2023

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 31 July 2023:

Vodafone's issued share capital consists of 28,818,673,588 ordinary shares of US$0.20 20/21 of which 1,755,063,978 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,063,609,610. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 7734H

Vodafone Group Plc

01 August 2023

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2023

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 February 2023	To:	31 July 2023
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2023

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 February 2023	To:	31 July 2023
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

BLOCK LISTING SIX MONTHLY RETURN

Date: 1  August 2023

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 February 2023	To:	31 July 2023
Balance of unallotted securities under scheme(s) from previous return:		12,098,700
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		414,540
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,684,160

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

Date: 1 August 2023

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 February 2023	To:	31 July 2023
Balance of unallotted securities under scheme(s) from previous return:		43,333
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,990
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		40,343

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

RNS Number : 0796I

Vodafone Group Plc

02 August 2023

2 August 2023

NATIONAL ROAMING AGREEMENT WITH 1&1 IN GERMANY

Vodafone Group Plc ("Vodafone") announces today that Vodafone GmbH ("Vodafone Germany") and 1&1 Mobilfunk GmbH ("1&1") have agreed a long-term national roaming partnership, which will deliver 5G mobile coverage nationwide to 1&1's customers from the second half of calendar 2024.

Key terms of the agreement

•	Exclusive national roaming partnership, supporting current and future mobile technologies
•	Long-term commercial agreement of up to 18 years, with gradual implementation during FY25
•	1&1 wholesale unitary costs indexed to Vodafone's mobile network cost, to reflect the impact of inflation and technology evolution over time, providing long-term visibility to both parties

The agreement is expected to be accretive to Group cashflow from FY26.

- ends -

RNS Number : 4066I

Vodafone Group Plc

04 August 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The vesting of the share awards was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive and Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	1,340,956
		GBP 0.728431	631,829

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 1,340,956 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  631,829 Ordinary shares

Aggregated price of shares sold: GBP 460,243.83

e)	Date of the transaction	2023-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP nil	1,112,960
GBP 0.728431	483,612

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 1,112,960 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  483,612 Ordinary shares

Aggregated price of shares sold: GBP 352,277.97

e)	Date of the transaction	2023-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
Price(s)	Volume(s)
GBP nil	936,541
GBP 0.728431	441,278

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 936,541 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  464,188 Ordinary shares

Aggregated price of shares sold: GBP 321,440.57

e)	Date of the transaction	2023-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	Vodacom Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
Price(s)	Volume(s)
GBP nil	213,236

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 213,236 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2023-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vinod Kumar
2	Reason for the notification
a)	Position/status	Vodafone Business Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
Price(s)	Volume(s)
GBP nil	1,021,681
GBP 0.728431	481,394

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 1,021,681 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  481,394 Ordinary shares

Aggregated price of shares sold: GBP 350,662.31

e)	Date of the transaction	2023-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	681,120
		GBP 0.728431	320,929

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 681,120 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  320,929 Ordinary shares

Aggregated price of shares sold: GBP 233,774.63

e)	Date of the transaction	2023-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	1,021,681
		GBP 0.728431	250,940

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 1,021,681 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  250,940 Ordinary shares

Aggregated price of shares sold: GBP 182,792.48

e)	Date of the transaction	2023-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	936,541
		GBP 0.728431	441,278

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 936,541 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  441,278 Ordinary shares

Aggregated price of shares sold: GBP 321,440.57

e)	Date of the transaction	2023-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

Acquisition of shares

The below individual acquired shares under the Vodafone Global Incentive Plan. The conditional share award was granted on 30 November 2020 by the Company and vesting of the award was conditional on continued employment with the Vodafone Group.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Long Term Retention (GLTR) plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	268,799
		GBP 0.728431	126,653
d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 268,799 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  126,653 Ordinary shares

Aggregated price of shares sold: GBP 92,257.97

e)	Date of the transaction	2023-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

END

RNS Number : 7988I

Vodafone Group Plc

09 August 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lady Anna Carter
2	Reason for the notification
a)	Position/status	Person closely associated to Stephen A. Carter CBE (Non-Executive Director)
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.735410	5,058

d)	Aggregated information: volume, Price	Aggregated volume: 5,058 Ordinary shares Aggregated price: GBP 3,719.70
e)	Date of the transaction	2023-08-07
f)	Place of the transaction	London Stock Exchange (XLON)

END

RNS Number : 9730I

Vodafone Group Plc

10 August 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Jean- François van Boxmeer
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.7323	18,012

d)	Aggregated information: volume, Price	Aggregated volume: 18,012 Ordinary shares Aggregated price: GBP 13,190.19
e)	Date of the transaction	2023-08-08
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer - Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.74511525	122,866

d)	Aggregated information: volume, Price	Aggregated volume: 122,866 Ordinary shares Aggregated price: GBP 91,549.33
e)	Date of the transaction	2023-08-09
f)	Place of the transaction	London Stock Exchange (XLON)

END

RNS Number : 6881J

Vodafone Group Plc

17 August 2023

The following amendments have been made to the 'NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED' announcement released on 10 August 2023 at 16:31 under RNS No 9901I.

The transactions stated for Ahmed Essam Aboushelbaya and Scott Petty which were incorrectly included in the original announcement have been removed.

All other details remain unchanged.

The full amended text is shown below.

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 0.72241	69,463

d)	Aggregated information: volume, Price	Aggregated volume: 69,463 Ordinary shares Aggregated price: GBP 50,180.74
e)	Date of the transaction	2023-08-09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer - Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)
Price(s)	Volume(s)
GBP 0.72241	165,843

d)	Aggregated information: volume, Price	Aggregated volume: 165,843 Ordinary shares Aggregated price: GBP 119,806.64
e)	Date of the transaction	2023-08-09
f)	Place of the transaction	London Stock Exchange (XLON)

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 1 September 2023	By:	/s/ M D B
		Name:	Maaike de Bie
		Title:	Group General Counsel and Company Secretary